UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DI VISION OF
CORPORATI ON FI NANCE


                                                                       May 14,
2019

  Craig S. Comeaux
  Secretary
  Argo Group International Holdings, Ltd.
  110 Pitts Bay Road
  Pembroke HM 08, Bermuda

           Re:     Argo Group International Holdings, Ltd.
                   DEFA14A preliminary proxy statement filing made on Schedule
14A
                   Filed on May 2, 2019 by Argo Group International Holdings,
Ltd.
                   File No. 001-15259

  Dear Mr. Comeaux,

           We have reviewed the above-captioned filing, and have the following comment. Our comment may ask for additional information so that we may better understand the disclosure.

           Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

  DEFA14A filed under cover of Schedule 14A

  1. Rule 14a-9 prohibits making any statement that is false or misleading, or that omits to state any material fact necessary in order to make the statements made, in light of the context in which they are made, not misleading. Note b. of Rule 14a-9, in application and effect, further requires statements made in connection with a proxy solicitation to have a factual foundation. Characterization of a statement that "directly or indirectly impugns character, integrity or personal reputation" as an opinion or belief does not obviate the need for a factual foundation to exist. Please provide us with the factual foundation upon which the participants relied to support for the following statements:

           "Voce is attempting to disrupt an effective board refreshment process that is deliberate..." (pages 7 and 41).

           "Voce has.... [not] shown any credible ideas to promote long-term shareholder value"
           given the 125-page presentation filed April 30, 2019 on Schedule 14A (pages 7 and 41).
 Craig S. Comeaux
Argo Group International Holdings, Ltd.
May 14, 2019
Page 2

         "Voce abruptly cancelled [its meeting] in concert with release of [its] public letters announcing a proxy fight" (page 42).

         "Argo senior leaders met with Voce in person and [ ] conference call. At no time did
         Voce indicate any concern to us about [ ] corporate governance [or] Board or management team effectiveness" (page 42)."

         "Voce twice rejected the Board's outreach [to interview the Voce nominees]" (page 42).

         "The Company did not use corporate aircraft to transport our CEO to all of the destinations described by Voce. Voce's flight log is an irrelevant red herring" (page 45).

         "While we do, on occasion, allow our executives to arrange for use of corporate aircraft for personal trips, they do so by paying the vendor directly and at their own expense and no incremental cost is incurred by the Company" given the possibility of incremental cost if the corporate aircraft are often used for personal flights without adequate reimbursement and/or if Argo owns and/or leases additional aircraft that enables non-
         business related personal travel, the absence of which would not require Argo to maintain and/or lease the number of corporate aircraft that it does (page 45).

        We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact me at (202) 551-3266 with any questions.


                                                               Sincerely,

                                                               /s/ Nicholas P.
Panos

                                                               Nicholas P.
Panos
                                                               Senior Special
Counsel
                                                               Office of
Mergers & Acquisitions

cc:      Adam M. Givertz, Esq.